REDCORP

NEWS RELEASE

July 18, 2006

News Release 06-12

APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce that Michael A. Bardell has been appointed the Company's Chief Financial Officer, effective July 1, 2006. Mr. Bardell has over thirty years of experience developing and directing financial, internal control, money management and informational reporting systems. Mike holds a diploma in finance and accounting and is a member of Financial Executives International.

Michael began his career with Hudson's Bay Oil and Gas Limited in Calgary, Alberta and later held senior management positions in junior oil and gas, and drilling service industries. On moving to Vancouver in 1979, Mike became Controller for one of the world's largest sulphur marketing consortiums consisting of 28 energy companies including such majors as Gulf Canada, Chevron Canada, Canadian Occidental and Union Oil.

In 1989, Mr. Bardell joined Dynamic Oil & Gas, Inc., an emerging-growth exploration and development company. As its Chief Financial Officer, Mike played a key role in helping Dynamic (a TSX/NASDAQ listed company), to become the largest crude oil and natural gas company with a head office located in British Columbia. After the sale of Dynamic in 2005, Mike became CFO of Shellbridge Oil & Gas, Inc. and contributed significantly to the company's success and rapid growth, following which it was sold in mid-2006.

"I am excited to be joining Redcorp as an emerging mine development company in BC and I look forward to assisting the Company attain its growth goals over the coming years", said Mr. Bardell.

"Mike will strengthen the Company's financial management capabilities as we move towards completion of the feasibility study for the Tulsequah Mine project development and financing" said Company President and CEO, Terry Chandler. "We are delighted to have his experience on our team."

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp can be obtained on the Company's website at www.redcorp-ventures.com

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President